UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,225,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,225,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 249908104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,225,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,225,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 249908104	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,616,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,616,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 249908104	13G	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,616,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,616,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,616,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON OO

This Amendment No. 5 to Schedule 13G (this "Amendment No. 5") is being filed with respect to the common stock, with no par value (the “Common Stock”), of Depomed, Inc., a corporation organized under the laws of the State of California (the "Company"), to amend the Schedule 13G filed on May 11, 2007 (as amended by Amendment No. 1 thereto filed on July 11, 2007, Amendment No. 2 thereto filed on February 13, 2008, Amendment No. 3 thereto filed on January 7, 2009, Amendment No. 4 thereto filed on February 16, 2010 and this Amendment No. 5, the "Schedule 13G"). This Amendment No. 5 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that two of the Reporting Persons no longer own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:                          Ownership:

Item 4 is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A. Third Point LLC
(a) Amount beneficially owned: 5,225,000
(b) Percent of class: 9.9%.  The percentages used herein and in the rest of this Schedule 13G are calculated based on the 52,745,327 shares of Common Stock issued and outstanding as of November 1, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2010 for the quarterly period ended September 30, 2010.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 5,225,000
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition:
       5,225,000

B. Daniel S. Loeb
(a) Amount beneficially owned: 5,225,000
(b) Percent of class: 9.9%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 5,225,000
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition:
       5,225,000

C. Third Point Offshore Master Fund, L.P.
(a) Amount beneficially owned: 2,616,800
(b) Percent of class: 4.9%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 2,616,800
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition:
       2,616,800

D. Third Point Advisors II L.L.C.
(a) Amount beneficially owned: 2,616,800
(b) Percent of class: 4.9%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 2,616,800
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition:
       2,616,800

Item 10:                      Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song Name: William Song Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner
By: Daniel S. Loeb, Managing Director

By:	/s/ William Song Name: William Song Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song Name: William Song Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song Name: William Song Title: Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13G
WITH RESPECT TO DEPOMED, INC.]

EXHIBIT INDEX

Exhibit 24:	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011.